SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

U.S. Energy Systems, Inc.
_______________________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
_______________________________________________________________________________
(Title of Class of Securities)

902951 10 2
_______________________________________________________________________________
(CUSIP Number)

Herbert F. Kozlov, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 549-0241
Fax (212) 521-5450
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 12, 2008
_______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Nakash Energy LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9%
14)	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Nakash Holding LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): OO, HC

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Joe Nakash
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9%
14)	TYPE OF REPORTING PERSON (See Instructions): IN, HC

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Avi Nakash
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9%
14)	TYPE OF REPORTING PERSON (See Instructions): IN, HC

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Ralph Nakash
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9%
14)	TYPE OF REPORTING PERSON (See Instructions): IN, HC

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Leonard D. Pearlman
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: JAM Capital Associates
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Kingsbridge Associates, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Giles Place Co., L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): PN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: LDP Corp
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Chresten Hedegaard
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Inga Hedegaard
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: ApS af 22/5 1996
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Michael J. Annechino
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Allan Axelsen
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Marstrandgade 18 ApS
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON: Vestre Strandallé 56 ApS
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☒
(b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions): WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) 8) 9) 10)	SOLE VOTING POWER 0 SHARED VOTING POWER 5,096,351 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 5,096,351

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,096,351
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.9% (4)
14)	TYPE OF REPORTING PERSON (See Instructions): CO

Nakash Energy LLC, a Delaware limited liability company (“Nakash Energy”), Nakash Holding LLC, a Delaware limited liability company and the sole member of Nakash Energy LLC, Joe Nakash, Avi Nakash and Ralph Nakash (collectively, the “Original Filing Persons”), who reported their beneficial ownership on a Schedule 13D filed on October 12, 2007, as amended by Amendment No. 1 filed on October 29, 2007, Amendment No. 2 filed on November 1, 2007, and Amendment No. 3 filed on November 11, 2007, have, together with other members of their group who are filing this Amendment No. 4, acquired an additional 163,650 shares of the Issuer’s Common Stock (as defined below). In addition, on February 12, 2008, Nakash Energy entered into a Governance Agreement (as defined below) with the Issuer (as defined below), its subsidiaries and the Issuer’s incumbent directors, providing for, among other things, (i) the withdrawal by Nakash Energy of pending litigation and forbearance from further litigation to (A) compel the Issuer to convene an annual meeting of stockholders for the purpose of electing members of the Issuer’s Board of Directors and (B) seek the appointment of an official committee of equity securityholders in the bankruptcy proceedings involving the Issuer, (ii) the alteration of the current composition of the Issuer’s Board of Directors via the resignation of four current members thereof and the subsequent appointment of three designees of Nakash Energy therefor (the “Nakash Directors”), (iii) ongoing nomination rights for the Issuer’s incumbent directors and Nakash Energy with respect to the members of the Issuer’s Board of Directors, the committees thereof and the board of directors and board of managers of the Issuer’s subsidiaries, and (iv) the required approval by the Issuer’s Board of Directors of various material transactions that may be entered into by the Issuer’s subsidiaries. Besides reporting the above developments, this Amendment No. 4 to the Schedule 13D also correctly discloses 463,696 additional shares of the Issuer’s common stock that were acquired previously by affiliates of the Filing Persons, but were inadvertently omitted in the earlier Schedule 13D filings.

Item 1.  Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) to the Statement of Beneficial Ownership on Schedule 13D filed October 12, 2007 (the “Original Statement”), as amended by Amendment No. 1 filed on October 29, 2007 (“Amendment No. 1”), Amendment No. 2 filed on November 1, 2007 (“Amendment No. 2”), and Amendment No. 3 filed on November 11, 2007 (“Amendment No. 3”), relates to the common stock, par value $0.01 per share (“Common Stock”) of U.S. Energy Systems, Inc., a Delaware corporation whose principal executive offices are located at 40 Tower Lane, 1st Floor, Avon, CT 06001 (the “Issuer”).

Item 2.  Identity and Background

This Amendment No. 4 is being filed by Nakash Energy, Nakash Holding, LLC, a Delaware limited liability company and the sole member of Nakash Energy (“Nakash Holding”), Joe Nakash, Avi Nakash, Ralph Nakash (Joe Nakash, Avi Nakash and Ralph Nakash are the managing members of Nakash Holding), Leonard D. Pearlman (“Pearlman”), JAM Capital Associates (Pearlman is the manager of JAM Capital Associates), Kingsbridge Associates, L.P. (Pearlman serves as the general partner of Kingsbridge Associates, L.P.), Giles Place Co., L.P. (Pearlman serves as the general partner of Giles Place Co., L.P.), LDP Corp. (Pearlman serves as the President of LDP Corp.), Chresten Hedegaard, Inga Hedegaard, ApS af 22/5 1996 (Chresten Hedegaard serves as sole stockholder of ApS af 22/5 1996), Michael J. Annechino (“Annechino”), Allan Axelsen (“Axelsen”), Marstrandgade 18 ApS (Axelsen serves as sole stockholder of Marstrandgade 18 ApS), and Vestre Strandallé 56 ApS (Axelsen serves as sole stockholder of Vestre Strandallé 56 ApS). Collectively, Nakash Energy, Nakash Holding, Joe Nakash, Avi Nakash and Ralph Nakash are referred to herein as the “Original Filing Persons” and each an “Original Filing Person.” Collectively, Pearlman, JAM Capital Associates, Kingsbridge Associates, L.P., Giles Place Co., L.P. and LDP Corp. are referred to herein as the “Pearlman Filing Persons” and each a “Pearlman Filing Person.” Collectively, Chresten Hedegaard, Inga Hedegaard and ApS af 22/5 1996 are referred to herein as the “Hedegaard Filing Persons” and each a “Hedegaard Filing Person.” Annechino is referred to herein as the “Annechino Filing Person.” Collectively, Axelsen, Marstrandgade 18 ApS, and Vestre Strandallé 56 ApS are referred to herein as the “Axelsen Filing Persons” and each an “Axelsen Filing Person.” The Original Filing Persons, together with the Pearlman Filing Persons, the Hedegaard Filing Persons, the Annechino Filing Person, and the Axelsen Filing Persons are referred to herein collectively as the “Filing Persons” and each a “Filing Person.”

The business address as to all Original Filing Persons is c/o Robert A. Spiegelman, General Counsel, Law Offices of Robert A. Spiegelman, Esq. 1400 Broadway, 15th Floor, New York, NY 10018. The business address as to each Pearlman Filing Person is c/o Leonard D. Pearlman, 112 West 56th Street, Suite 20S, New York, New York 10019-3883. The business address as to each Hedegaard Filing Person is Frueloekke 47, DK- 6200 Aabenraa, Denmark. The business address of the Annechino Filing Person is 7535 Surrey Lane, Victor, NY 14564. The business address as to each Axelsen Filing Person is c/o Allan Axelsen, Laege, Themsvej 34, 8240 Risskov, Denmark. The occupation of each of the Original Filing Persons is commercial activities. The occupation of each of the Pearlman Filing Persons is investment activities. The occupation of Chresten Hedegaard is investment banking. The occupation of Inga Hedegaard is serving as manager of a public institution. The occupation of ApS af 22/5 1996 is investment activities. The occupation of Annechino is serving as a consultant. The occupation of Axelsen is serving as a medical doctor. The occupation of each of Marstrandgade 18 ApS and Vestre Strandallé 56 ApS is investment activities. The citizenship of each Filing Person is contained in row 6 of each Filing Person’s respective Cover Page to this Schedule 13D.

No further disclosure is required by this Item.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

The purpose of the group of Filing Persons in holding the Issuer’s Common Stock continues to be seeking to influence management and the Board of Directors of the Issuer (the “Board”) and the policies of the Issuer in order to improve the overall financial standing and performance of the Issuer. The Filing Persons continue to intend to vote their shares of Common Stock and exercise their rights as stockholders of the Issuer towards the achievement of such purposes.

Various developments have transpired since the filing of Amendment No. 3 on November 11, 2007 that have impacted the Filing Persons’ efforts in achieving their above-stated purpose. On January 9, 2008, the Issuer and two of its subsidiaries filed voluntary petitions to commence cases under chapter 11 of Title 11 of the United States Code (the “U.S. Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

On January 21, 2008, the Board of the Issuer elected Bernard J. Zahren (“Zahren”) and two officers of the Issuer, Joseph P. Reynolds (“Reynolds”) and Richard J. Augustine, (“Augustine”), as members of the Board. The Board elected Zahren as a Class 2 Director to fill the vacancy created by Mr. Robert A. Schneider’s resignation from the Board on January 20, 2008. The Board elected Mr. Reynolds, the Chief Executive Officer of the Issuer, as a Class 2 Director to fill the vacancy created by the resignation of the Issuer’s former Chairman of the Board in August 2007. The Board elected Augustine, the Vice President, Chief Accounting Officer and Secretary of the Issuer, as a Class 1 Director to fill the vacancy occasioned by the resignation of Lawrence I. Schneider in December 2006.

Pursuant to the Filing Persons’ purpose with respect to the Issuer, on January 23, 2008, Nakash Energy filed a complaint against the Issuer in the Delaware Chancery Court (the “Delaware Proceeding”), seeking an order compelling the Issuer to hold an annual stockholders’ meeting pursuant to 8 Delaware Code Section 211, to declare void the election of Zahren, Reynolds and Augustine to the Board, and to prohibit the Board from filling vacancies on the Board pending the shareholder vote at an annual meeting.

On January 24, 2008, the Issuer filed a complaint against Nakash Energy in the Bankruptcy Court pursuant to which the Issuer sought to permanently enjoin, pending further order of such Bankruptcy Court, the Delaware Proceeding. Nakash Energy, in turn, petitioned the Office of the United States Trustee to appoint an official committee of equity securityholders with respect to the Issuer’s bankruptcy petitions.

Beginning on or near January 25, 2008, Nakash Energy and the Issuer began confidential settlement discussions to try to achieve a settlement of all litigation among them and, in connection therewith, agreed to a series of 7-day standstill and continuance periods with respect to the Delaware Proceeding as they pursued such discussions.

On February 12, 2008, Nakash Energy reached agreement with the Issuer upon a settlement of the various litigations pursuant to a certain governance agreement (the form of which is attached as Exhibit 99.2 hereto (the “Governance Agreement”)), dated as of February 12, 2008 (the “Effective Date”), by and among the Issuer, US Energy Overseas Investments LLC, a Delaware limited liability company (“USE Overseas”), and GBGH, LLC, a Delaware limited liability company (“GBGH”; together with USE Overseas and the Company, the “Companies”), Nakash Energy, Augustine, in his capacity as a Class 1 Director of the Issuer, Reynolds, in his capacity as a Class 2 Director of the Issuer (Messrs. Augustine and Reynolds being collectively referred to as the “Management Directors”), Bruce Levy (“Levy”), in his capacity as a nominee to be a Class 1 Director of the Issuer, Zahren, in his capacity as a Class 2 Director of the Issuer, Michael T. Novosel (“Novosel”), in his capacity as a nominee to be a Class 3 Director of the Issuer (Messrs. Levy, Zahren and Novosel being collectively referred to as the “Incumbent Directors”), Emzon Shung (“Shung”), in his capacity as a nominee to be a Class 1 Director of the Issuer, Robert Spiegelman (“Spiegelman”), in his capacity as a nominee to be Class 2 Director of the Issuer, and Salvatore Nobile (“Nobile”), in his capacity as a nominee to be a Class 3 Director of the Issuer (Messrs. Shung, Spiegelman and Nobile being collectively referred to as the “Nakash Directors”).

Pursuant to the terms of the Governance Agreement, the Companies and Nakash Energy agreed that as soon as practicable following the Effective Date, the Companies were to file a motion with the Bankruptcy Court for entry of an order (the “Order”) approving the Companies’ entry into and performance of their respective obligations under the Governance Agreement, the withdrawal by Nakash Energy of any pending litigation and forbearance from further litigation in the Delaware Chancery Court to compel the Company to convene an annual meeting of stockholders, and enjoining any other pending or future litigation in the Delaware Chancery Court for such purpose. Prior to the entry of the Order, there is to be a standstill of all existing litigation and a prohibition on the bringing of additional litigation related to the disputes among the parties (other than for the enforcement of the Governance Agreement). Following the entry of the Order, Nakash Energy will (i) file a stipulation for the voluntary dismissal of the Delaware Proceeding, and (ii) file a petition with the Office of the United States Trustee to withdraw voluntarily its request for the appointment of an official committee of equity securityholders with respect to the Issuer’s bankruptcy petitions. As a further result of the Order, the annual meeting of the Issuer’s stockholders that has been requested by Nakash Energy will be deferred until after a plan of reorganization is confirmed and substantially consummated in the Issuer’s bankruptcy cases (as further described below).

Besides governing the settlement of disputes among the parties, the Governance Agreement provides Nakash Energy and the Nakash Directors with certain rights that will enable them to influence control of the Issuer. Pursuant to the Governance Agreement, there were a series of required steps that were taken that impacted and altered the composition of the Board. Firstly, the Issuer represented that Jacob Feinstein and Ronny Strauss had resigned from their seats on the Board prior to the Effective Date. Then, concurrently with the execution of the Governance Agreement, the Board elected Levy as a Class 1 Director and Novosel as a Class 3 Director, and upon their successful elections, Reynolds and Augustine immediately resigned from their seats on the Board. Effective upon the resignation of Reynolds and Augustine, the Board elected the three Nakash Directors (to the three respective classes on the Issuer’s staggered Board), thereby leaving Nakash Energy with control over three of the current six seats on the Board. Upon the retirement, resignation, disqualification, removal or death of any Nakash Director or any Incumbent Director, Nakash Energy or the remaining Incumbent Directors (respectively) will have the right to nominate a candidate, duly qualified to serve on the Board as specified by the By-Laws of the Issuer, to fill such vacancy. The terms of each Incumbent Director and of each Nakash Director will expire at the next annual meeting of stockholders consistent with Section 223(c) of the General Corporation Law of the State of Delaware. In the event the Board cannot take action because it is evenly divided on a proposed action, the Governance Agreement provides that the Board may authorize the Issuer’s management to seek guidance from the Bankruptcy Court to resolve the deadlock. The determinations of the Bankruptcy Court on such matters will be binding.

The Governance Agreement also provides Nakash Energy with rights with respect to the control of the Issuer’s subsidiaries. Pursuant to the Governance Agreement, the board of directors or board of managers of each of the Issuer’s subsidiaries (as appropriate) were reconstituted on or immediately after the Effective Date, with Nakash Energy and the Incumbent Directors each having the right to nominate an equal number of members thereof (and to fill vacancies caused by the retirement, resignation, disqualification, removal or death of their respective nominees). In addition, the parties to the Governance Agreement were to cause the Issuer’s subsidiaries to adopt resolutions requiring that the approval of the Issuer’s Board be obtained in order for such subsidiaries to take certain material actions, including: (i) the sale of any assets; (ii) the incurrence of any indebtedness in an amount greater than $25,000 (other than intercompany borrowing); (iii) any agreement to issue or sell capital stock of any of the Companies or of any of their respective subsidiaries; (iv) any restructuring or modification of the capitalization of any of the Companies and their respective subsidiaries; (v) any encumbrance of any assets of any of the Companies or any of their respective subsidiaries other than in the ordinary course of business; (vi) any settlement or compromise of any claims by or against any of the Companies or their respective subsidiaries that are material to the Companies and their subsidiaries taken as a whole or in an amount greater than $50,000; (vii) any filing by any of the Companies in the Bankruptcy Court proposing a plan of reorganization or disclosure statement; (viii) the appointment of any officer and the terms of employment of any such officer; (ix) any retention of professional service firms or consultants and the terms of such retention (other than any engagement not exceeding 60 days at a cost not exceeding $20,000); and (x) any amendment or termination of a contract of any of the Companies or any of their respective subsidiaries material to the Companies and their subsidiaries taken as a whole, whether or not in the ordinary course of business.

The Governance Agreement also addresses matters related to indemnification of, and insurance for, the Issuer’s officers and Board members. The agreement provides that the Board may not repeal, amend or otherwise modify any provisions of the Issuer’s By-Laws or the Order in respect of indemnification of directors and officers and their right to advancement of expenses, except to the extent that such amendment or modification does not diminish the rights of any indemnitee, or as required by law. The Issuer is also required to carry and maintain directors’ and officers’ liability and indemnity insurance coverage that is not less favorable than certain insurance policies that are currently carried by the Issuer.

As to the timing for the next annual meeting of the Issuer’s stockholders, the parties to the Governance Agreement have agreed not to seek to convene such meeting until confirmation and substantial consummation of Chapter 11 plans for the Companies under the Issuer’s bankruptcy petitions, and that the date for such meeting will not be fixed, and no notice for any such meeting will be sent to stockholders, until the Issuer has filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 with the Securities and Exchange Commission (the “SEC”), including the financial statements required by SEC regulations. At such next annual meeting, the entire Board will be subject to reelection by the Issuer’s stockholders.

However, if the Bankruptcy Court fails to enter the Order on or before February 25, 2008 (or such later date as the parties may agree in writing) (the “Deadline”), the parties to the Governance Agreement have agreed that the Board will authorize the calling of an annual meeting of stockholders to be held under the provisions of Sections 211(c) and 223(c) of the Delaware General Corporation Law, to take place as soon as practicable, but in no event later than 20 days after the Deadline (the “211(c) Annual Meeting”). The parties have agreed to vote their shares at such meeting in favor of the Incumbent Directors and Nakash Directors, to serve until the annual meeting that will follow the confirmation and substantial consummation of Chapter 11 plans for the Companies under the Issuer’s bankruptcy petitions.

If the Incumbent Directors and the Nakash Directors fail to be elected at the 211(c) Annual Meeting, the Corporate Governance Agreement will terminate in all respects. Furthermore, upon the confirmation and substantial consummation of Chapter 11 plans of the Companies under the Issuer’s bankruptcy petitions, the Governance Agreement can be terminated with respect to the Board nomination rights and related corporate governance provisions provided therein, via written notice, with immediate effect and without liability on the part of any party thereto.

Item 5.  Interest in Securities of the Issuer

As of the current time, the Filing Persons, constituting a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended, maintain shared voting and dispositive power with respect to an aggregate of 5,061,551 shares of Common Stock, representing 22.7% of the outstanding shares of the Issuer’s Common Stock.

Nakash Energy is the direct owner of 3,415,700 of such shares of Common Stock. (Nakash Holding serves as the sole member of Nakash Energy, and Joe Nakash, Avi Nakash and Ralph Nakash are the three managing members of Nakash Holding).

In addition to shares held directly by Nakash Energy, Nakash Energy (and, therefore, each of the Filing Persons) may be deemed the beneficial owner of the following shares under the control of Robert Spiegelman, the General Counsel of Jordache Enterprises Inc. (“Jordache”): (i) 6,000 shares of Common Stock held by RSE Cereal LLC; (ii) 1,500 shares of Common Stock held by R. Spiegelman & H. Muchnick; (iii) 1,000 shares of Common Stock held by Robert & Marsha Spiegelman; (iv) 400 shares of Common Stock held by Robert Spiegelman’s Investment Retirement Account (“IRA”); and (v) 400 shares of Common Stock held by Marsha Spiegelman’s IRA. (Note: Amendment No. 3 inadvertently did not disclose the beneficial ownership of the Filing Persons derived from the relationships disclosed in this paragraph. This Amendment No. 4 correctly discloses these relationships and accompanying beneficial ownership of the Filing Persons).

Joe Nakash may be deemed to be the beneficial owner of an additional (i) 290,000 shares of Common Stock owned by MG Overseas, Ltd.; (ii) 141,646 shares of Common Stock owned by Jordache; and (iii) 10,000 shares of Common Stock owned by the Nakash Family Foundation. (Note: Amendment No. 3 inadvertently did not disclose the beneficial ownership of the Filing Persons derived from the relationships disclosed in this paragraph. This Amendment No. 4 correctly discloses these relationships and accompanying beneficial ownership of the Filing Persons).

An additional 475,396 of such shares of Common Stock beneficially owned by the Filing Persons as a group are held by Pearlman and by various entities that he controls or persons with whom he is affiliated, in the following amounts: (i) Pearlman- 243,840 shares; (ii) JAM Capital Associates- 108,000 shares (Pearlman is the manager of JAM Capital Associates); (iii) Kingsbridge Associates, L.P.- 56,706 shares (Pearlman serves as the general partner of Kingsbridge Associates, L.P.); (iv) Giles Place Co., L.P.- 41,600 shares (Pearlman serves as the general partner of Giles Place Co., L.P.); (v) LDP Corp.- 12,750 shares (Pearlman serves as the President of LDP Corp.); and (vi) Andrew Pearlman - 12,500 shares (Andrew Pearlman is Pearlman’s son and Pearlman exercises control over these shares). (Note: Amendment No. 3 inadvertently did not disclose the beneficial ownership of the Filing Persons derived from Pearlman’s control over Andrew Pearlman’s shares. This Amendment No. 4 correctly discloses this additional beneficial ownership of Common Stock held by the Filing Persons).

An additional 474,238 shares of Common Stock held by the group are held by the Hedegaard Filing Persons, in the following amounts: (i) Chresten Hedegaard- 188,750 shares; (ii) Inga Hedegaard- 64,900 shares; and (iii) ApS af 22/5 1996- 220,588 shares (Chresten Hedegaard is the sole stockholder of ApS af 22/5 1996). Following the filing of Amendment No. 3 on November 11, 2007, the Hedegaard Filing Persons increased their direct beneficial ownership of shares of Common Stock, as (x) Chresten Hedegaard acquired an additional 124,750 shares of Common Stock through Danske Bank via purchases effected primarily in December 2007 at acquisition prices between $0.22 per share and $0.38 per share, and an additional purchase of 46,000 shares on January 17, 2008 at a price per share of $0.15, and (y) Inga Hedegaard acquired an additional 38,900 shares of Common Stock through Danske Bank, such purchases taking place primarily in December 2007.

An additional 180,182 shares of Common Stock held by the group are held by the Annechino Filing Person in the following manners: (i) 67,840 shares are held via a trust for which Annechino serves as trustee; (ii) 77,680 shares are held via Annechino’s IRA; and (iii) 34,662 shares are held via Annechino’s wife’s IRA.

The remaining 86,889 shares of Common Stock held by the group are held by the Axelsen Filing Persons in the following manners: Axelsen- 56,070 shares; Marstrandgade 18 ApS - 13,000 shares (Axelsen serves as sole stockholder of Marstrandgade 18 ApS); and Vestre Strandallé 56 ApS - 17,819 shares (Axelsen serves as sole stockholder of Vestre Strandallé 56 ApS). (Note: Amendment No. 3 inadvertently disclosed that Marstrandgade 18 ApS owned 14,000 shares. This Amendment No. 4 corrects such disclosure, as Marstrandgade 18 ApS actually owned 13,000 shares at the time of the filing of Amendment No. 3).

The 22.9% collective ownership stake of the Filing Persons is based on 22,279,236 outstanding shares of the Issuer’s Common Stock. As of July 25, 2007, based on information provided by the Issuer, there were 21,704,236 shares of the Issuer’s Common Stock outstanding. Subsequent to such date, the number of outstanding shares of the Issuer’s Common Stock has increased by 575,000 shares as a result of the exercise by Nakash Energy of 575,000 warrants.

No further disclosure is applicable under this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In order to pursue the purpose for their group described in Item 4 above, the Original Filing Persons and the Pearlman Filing Persons entered, as of October 26, 2007, into a stockholders’ agreement with respect to the shares of the Issuer’s Common Stock that they hold, the form of which was attached as Exhibit 99.1 to Amendment No. 1 and which is incorporated by reference herein (the “Stockholders’ Agreement”). The Hedegaard Filing Persons became parties to the Stockholders’ Agreement as of October 30, 2007. The Annechino Filing Person and the Axelsen Filing Persons became parties to the Stockholders’ Agreement as of November 6, 2007. Under the Stockholders’ Agreement, the Pearlman Filing Persons, the Hedegaard Persons, Annechino Filing Person and the Axelsen Filing Persons have agreed that, through June 30, 2008, they will vote all shares of Common Stock that they hold or hereafter acquire (i) in favor of, or in opposition to, any nominees for the Board that are supported or opposed (respectively) by the Original Filing Persons at each election of members of the Board, (ii) in favor of, or in opposition to, the removal of any member of the Board as directed by the Original Filing Persons, (iii) in favor of, or in opposition to, any increase or decrease in the authorized size of the Board as directed by the Original Filing Persons, and (iv) as directed by the Original Filing Persons with respect to any proposed amendment to the Issuer’s certificate of incorporation or by-laws. The Pearlman Filing Persons, the Hedegaard Filing Persons, the Annechino Filing Person, and the Axelsen Filing Persons have furthermore agreed to deliver proxies to the Original Filing Persons in furtherance of their commitment to vote as directed by the Original Filing Persons.

As described in Item 4 above, Nakash Energy and the Nakash Directors have entered into the Governance Agreement with the Issuer, the other Companies, the Management Directors and the Incumbent Directors. The description of the material terms of the Governance Agreement is found in Item 4 above and is incorporated by reference into this Item 6. The form of Governance Agreement is attached as Exhibit 99.2 hereto.

Item 7.  Material to be filed as Exhibits

Number	Description
99.1*	Form of Stockholders’ Agreement, by and among Nakash Energy LLC, Nakash Holding LLC, Joe Nakash, Avi Nakash, Ralph Nakash and other stockholders of U.S. Energy Systems, Inc. party thereto.*

99.2
Form of Governance Agreement, dated February 12, 2008, by and among U.S. Energy Systems, Inc., US Energy Overseas Investments LLC, GBGH, LLC,  Nakash Energy LLC, Joseph P. Reynolds, Richard J. Augustine, Bruce Levy  Bernard J. Zahren, Michael T. Novosel, Emzon Shung, Robert Spiegelman and Salvatore Nobile

* Incorporated by reference to Exhibit 99.1 to Amendment No. 1, filed by the Original Filing Persons and the Pearlman Filing Persons on October 29, 2007.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: February 15, 2008	NAKASH ENERGY, LLC By: Nakash Holding, LLC, its sole Member

By: /s/ Joe Nakash Joe Nakash, Managing Member

Dated: February 15, 2008	NAKASH HOLDING, LLC By: /s/ Joe Nakash Joe Nakash, Managing Member

Dated: February 15, 2008	By: /s/ Joe Nakash Joe Nakash, Individually

Dated: February 15, 2008	By: /s/ Avi Nakash Avi Nakash, Individually

Dated: February 15, 2008	By: /s/ Ralph Nakash Ralph Nakash, Individually

Dated: February 15, 2008	By: /s/ Leonard D. Pearlman Leonard D. Pearlman, Individually

Dated: February 15, 2008	JAM CAPITAL ASSOCIATES By: /s/ Leonard D. Pearlman Leonard D. Pearlman, Manager

Dated: February 15, 2008	KINGSBRIDGE ASSOCIATES, L.P. By: /s/ Leonard D. Pearlman Leonard D. Pearlman, General Partner

Dated: February 15, 2008	GILES PLACE CO., L.P. By: /s/ Leonard D. Pearlman Leonard D. Pearlman, General Partner
Dated: February 15, 2008	LDP CORP. By: /s/ Leonard D. Pearlman Leonard D. Pearlman, President
Dated: February 15, 2008	By: /s/ Chresten Hedegaard Chresten Hedegaard, Individually
Dated: February 15, 2008	By: /s/ Inga Hedegaard Inga Hedegaard, Individually
Dated: February 15, 2008	APS AF 22/5 1996 By: /s/ Chresten Hedegaard Chresten Hedegaard, Authorized Signatory
Dated: February 15, 2008	By:/s/ Michael J. Annechino Michael J. Annechino, Individually
Dated: February 15, 2008	By: /s/ Allan Axelsen Allan Axelsen, Individually

Dated: February 15, 2008	MARSTRANDGADE 18 APS By: /s/ Allan Axelsen Allan Axelsen, Authorized Signatory

Dated: February 15, 2008	VESTRE STRANDALLE 56 APS By: /s/ Allan Axelsen Allan Axelsen, Authorized Signatory